Exhibit 99.1

Fusion Fuel Highlights First Quarter 2026 Financial Results of Majority-Owned Subsidiary Quality Industrial Corp., Highlighted by Return to Profitability and Significant Operating Expense Reduction

QIND Achieves Positive Net Income and Operating Income While Reducing Operating Expenses by Approximately 56.6% Year-Over-Year

Al Shola Gas Awarded 16 New Engineering Subcontracts Subsequent to Quarter-End with Aggregate Expected Value of Approximately $1.14 Million

DUBLIN, Ireland, May 15, 2026 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions , today highlighted certain financial results for the first quarter ended March 31, 2026, as reported by the Company’s majority-owned subsidiary, Quality Industrial Corp. (OTCID: QIND) (“QIND”), and provided an update on QIND’s business progress.

For the three months ended March 31, 2026, QIND reported the following results:

●	Revenue of $3.67 million compared to $3.62 million for the three months ended March 31, 2025 representing an increase of approximately 1.4% year-over-year, resulting from an increase in revenue of QIND’s 51.0%-owned subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”)
●	Gross profit of $1.0 million, up approximately 4.7% from $0.96 million for the three months ended March 31, 2025
●	Total operating expenses declined to $0.8 million from $1.9 million for the three months ended March 31, 2025 representing a reduction of approximately 56.6%
●	Income from operations of $0.18 million compared to a loss from operations of $(0.95) million for the three months ended March 31, 2025 representing an improvement of approximately 118.6% year-over-year
●	Net income of $0.1 million compared to a net loss of $(1.3) million in the three months ended March 31, 2025

In addition, QIND reported that Al Shola Gas was awarded 16 new LPG engineering subcontracts subsequent to quarter-end with aggregate expected value of approximately $1.14 million.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “The first quarter of 2026 reflects continued progress in our strategic pivot toward cash-generating industrial operations and demonstrates the operational improvements achieved across the business over the past year. QIND delivered revenue growth, increased gross margin, significantly reduced operating expenses, and returned to both operating income and positive net income during the first quarter of 2026. Importantly, these improvements were achieved while continuing to meet customer demand and expand our engineering services pipeline through new contract awards and business development opportunities.”

Sanjeeb Safir, Managing Director of Al Shola Gas, stated, “Our strong performance in the first quarter, delivering top-and-bottom line growth, is a testament to the resilience of our business model and the proactive measures taken by our teams to navigate a turbulent global landscape. While geopolitical volatility has introduced unforeseen complexities in supply chains and energy costs, our commitment to disciplined capital allocation and strategic adaptability has not only allowed us to mitigate these risks but to identify new avenues for growth. As we move into the second quarter of 2026, we remain confident that our focus on efficiency will continue to deliver long-term value to our shareholders.”

Fusion Fuel and QIND Transaction Update

As previously announced in November 2024, Fusion Fuel acquired a controlling interest in QIND, representing the first completed transaction between the two companies. The contemplated merger of QIND into Fusion Fuel or a newly-established subsidiary remains subject to approval by Fusion Fuel shareholders and the approval of a new listing application by Nasdaq. As of the date of this announcement, Fusion Fuel believes that the combined company would not meet all applicable Nasdaq listing requirements. However, both companies remain actively engaged and are continuing to take steps within their respective control with respect to the contemplated transaction.

The Company is also actively exploring alternative transactions relating to QIND, subject to Nasdaq listing rules and applicable legal and contractual requirements.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning liquified petroleum gas (“LPG”) supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

About Quality Industrial Corp.

Quality Industrial Corp. is an industrial energy company specializing in LPG infrastructure and distribution. Through its majority-owned subsidiary, Al Shola Gas, QIND provides consulting, engineering, installation, maintenance, and LPG supply services to residential, commercial, and industrial customers across United Arab Emirates (“UAE”).

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding Al Shola Gas’s expected value from the announced new engineering subcontracts, and the delivery of long-term value to shareholders. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, major, irreversible disruptions and damage to Al Shola Gas’s core operations due to ongoing military conflict among Iran, the United States, Israel, and other belligerents; the Company’s ability to support the expansion of the operations of Al Shola Gas; the ability of the parties to our service contracts to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects; the availability of additional financing to QIND from Fusion Fuel, including uncertainty as to the timing and amount of capital raises by Fusion Fuel; the possibility that previous loans from Fusion Fuel will be required to be repaid by QIND; Al Shola Gas’s ability to secure and execute LPG engineering and distribution projects; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; other risks associated with operating internationally, including in the UAE and other foreign jurisdictions; the ability of our projects to generate the expected free cash flow or net income necessary for the Company to generate the anticipated returns in connection with contemplated projects; fluctuations in demand for LPG engineering and distribution services; the Company’s ability to continue as a going concern and to generate sufficient revenues within one year from the date of filing; regulatory approvals and compliance requirements affecting LPG distribution and engineering services; volatility in energy markets and commodity prices; our goals and strategies; our future business development, financial condition and results of operations; our projected revenues, profits, earnings and other estimated financial information; our ability to secure additional funding necessary for the expansion of our business; the growth of and competition trends in our industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to our industry; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Contact:

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu